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SUPPLEMENT dated June 7, 2000 to
PROXY STATEMENT/PROSPECTUS dated May 31, 2000

SUPPLEMENT TO	SUPPLEMENT TO
SOLOMON SOFTWARE, INC.	GREAT PLAINS SOFTWARE, INC.
PROXY STATEMENT	PROSPECTUS
For Special Meeting of Shareholders	May 31, 2000
June 9, 2000

Dear Shareholders:

    Attached please find a Press Release issued today by Great Plains Software. It reports record revenue, but lower than expected per share earnings.

    While this release may well have a short-term negative effect on Great Plains common stock price, the founders of Solomon Software (Jack Ridge, Vernon Strong and myself) still believe this merger is in the best interest of all Solomon shareholders and Associates.

    A proxy card was enclosed with the original proxy statement/prospectus, which you were asked to date, sign and return to Solomon. If you have already returned your signed proxy card, thank you for your prompt response.

    As described in the original proxy statement/prospectus, all properly executed proxies received by Solomon prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the merger agreement and the 280G proposal.

    You may revoke your proxy at any time prior to its use by delivering a signed notice of revocation or a later-dated, signed proxy to Joseph A. Young at the address set forth below, or by attending the special meeting and voting in person. Attendance at the special meeting does not in itself constitute the revocation of a proxy. The latest dated proxy revokes an earlier dater proxy.

    This supplement to proxy statement/prospectus should be read in conjunction with the original proxy statement/prospectus dated May 31, 2000. If you would like a copy of the original proxy statement/ prospectus, please contact Joseph A. Young at Solomon Software, Inc., 200 E. Hardin Street, Findlay, OH 45840, phone: (419) 424-0422, and you will be provided one without charge.

                      Sincerely,
                      Gary M. Harpst, Chairman
                      Solomon Software, Inc.

    This supplement to proxy statement/prospectus is dated June 7, 2000 and was first mailed to Solomon shareholders on or about June 7, 2000.

For Editorial Information:	For Financial Information:
Kate Kuchera	Tami Reller
Great Plains Public Relations	Chief Financial Officer
701/281-6881, kkuchera@greatplains.com	701/281-6762, treller@greatplains.com

For Immediate Release

Great Plains Provides Outlook on Fourth Quarter

    Fargo, ND, June 7, 2000—Great Plains Software, Inc. (Nasdaq: GPSI), a leading provider of e-business solutions that interconnect business communities, today provided an outlook on financial results for the fourth fiscal quarter ended May 31, 2000. The company currently anticipates record revenues for the quarter of between $58 million and $60 million, representing an increase of approximately 45% to 50% over the fourth quarter of the prior fiscal year and an increase of approximately 20% over the third quarter of this fiscal year.

    Although at a record level, fourth quarter revenues will be below management's internal expectations. These results were largely due to a slower post-Y2K sales recovery and lower sales results as Great Plains partners broadened their business to include Great Plains eCRM and e-business solutions. New customer addition rates in the quarter, while higher sequentially, were below internal expectations and below pre-Y2K levels.

    These lower than expected revenues, coupled with significant investments, are expected to result in anticipated diluted earnings per share for the fourth quarter, excluding the effect of amortization of acquired intangibles, to be between $0.05 and $0.10 per share, also below management's internal expectations.

    During the quarter, Great Plains made significant investments in building its eCRM business and increasing its resources focused on e-business solutions. In addition, Great Plains channel partners significantly increased their focus and investments on the eCRM and e-business opportunities. Great Plains and its partners also invested to rebuild the back office sales pipeline following the millennium slow-down.

    Revenues for the fiscal year ended May 31, 2000, are expected to be between $193 million and $195 million, an increase of approximately 43% over the fiscal year ended May 31, 1999. Great Plains expects to report operating income for the fiscal year ended May 31, 2000, excluding the effect of amortization of acquired intangibles, of between $15 million and $17 million.

    "While disappointed that revenues were lower than expected, we're pleased that during the most unpredictable year in the history of our industry, our team delivered our 18th consecutive year of record revenues and our sixth consecutive year of profitability," said Doug Burgum, Great Plains chairman and CEO. "Going forward, we are extremely well positioned to take advantage of the enormous midmarket opportunity."

    Great Plains will continue to aggressively support and invest in the channel model to take advantage of eCRM and e-business opportunities. The company will have more details when final results for the fourth quarter and fiscal year are released on June 27, 2000.

    The information in this press release is forward-looking and preliminary in nature. These statements reflect Great Plains' current beliefs and are based on information currently available to Great Plains. Actual results may differ materially. All Great Plains income results discussed in this release are presented on a pro-forma basis, excluding the effect of amortization of acquired intangibles and other one-time acquisition charges. For a more detailed discussion of information regarding risks that affect the company's operating results, please refer to the company's Form 10-K for the fiscal year ended May 31, 1999 and quarterly reports on Form 10-Q. The company undertakes no obligation to update or revise these forward-looking statements.

    Great Plains (Nasdaq: GPSI) offers e-business solutions that interconnect business communities. These e-business solutions automate processes among financials, distribution, enterprise reporting, project accounting, electronic commerce, human resource management, manufacturing, sales and marketing management, and customer service and support functions. Great Plains' solutions are sold and implemented by a unique worldwide network of independent partner organizations that share the company's commitment to lasting customer relationships. Named four times to the "Top 100 Companies to Work for in America" list, Great Plains has more than 1,800 team members worldwide. More information about Great Plains can be found at www.greatplains.com.

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All other products mentioned in this release are registered trademarks or trademarks of their respective holders.

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SUPPLEMENT dated June 7, 2000 to PROXY STATEMENT/PROSPECTUS dated May 31, 2000